New York,  NY -- May 1, 1997 -- The Western  Systems  Corp.  (Nasdaq Small
Cap: WTSM) announced today that it has entered into an agreement to purchase the assets of American Country Insurance Company of Chicago and an affiliated company for $40,250,000. American Country is a privately-held specialty property and casualty insurance company. For the year ended December 31, 1996, American Country and its affiliated company had total revenues of approximately $60 million. Financing for the purchase will be provided by the sale of approximately 24 million newly issued shares of Western common stock to three investors (two private investors and a publicly-traded, specialty property and casualty insurance company) for approximately $27 million, by approximately $9 million of Western cash on hand and the balance by a bank term loan. The transaction is subject to regulatory and Western shareholder approval.

If the proposed transaction is completed, the exercise terms of Western's outstanding common stock purchase warrants (Nasdaq Small Cap: WTSMW) which expire December 31, 1997, will be adjusted pursuant to their anti-dilution provisions to entitle the holder of each warrant to purchase approximately 2.1 shares at approximately $1.85 per share. Currently, each warrant entitles the holder to purchase 1 share at $4.00 per share.

Giving effect to timely regulatory and Western shareholder approval, Western anticipates closing the transaction in July 1997.